Exhibit 99.1

Press Release

October 4, 2024

Shell plc Announces Final Results of Exchange Offers

Shell plc (“Shell”) (LSE: SHEL) (NYSE: SHEL) (EAX: SHELL) today announced the final results of its previously announced offers to exchange (the “Exchange Offers” and each, an “Exchange Offer”) up to a maximum aggregate principal amount of $12 billion (the “Maximum Amount”) of any and all validly tendered (and not validly withdrawn) and accepted notes of twelve series issued by Shell International Finance B.V. (“Shell International Finance” and such notes, the “Old Notes”) for a combination of cash and a corresponding series of new notes to be issued by Shell Finance US Inc. (“Shell Finance US”) and fully and unconditionally guaranteed by Shell plc (the “New Notes”).  A Registration Statement on Form F-4 (File Nos. 333-281941 and 333-281941-01) (the “Registration Statement”), including a prospectus, dated September 19, 2024 (the “Prospectus”), relating to the issuance of the New Notes was filed with the Securities and Exchange Commission (the “SEC”) and was declared effective by the SEC on September 30, 2024.

As announced on September 5, 2024, Shell is conducting the Exchange Offers to migrate the existing Old Notes from Shell International Finance B.V. to Shell Finance US Inc. in order to optimize the Shell Group’s capital structure and align indebtedness with its U.S. business.

The total aggregate principal amount of Old Notes that were validly tendered (and not validly withdrawn) and accepted for exchange in the Exchange Offers was $11,462,980,000.  The aggregate principal amount of each series of Old Notes that was accepted for exchange was based on the order of acceptance priority for such series as set forth in the table below (the “Acceptance Priority Levels”), with Acceptance Priority Level 1 being the highest and Acceptance Priority Level 12 being the lowest, subject to the applicable Minimum Size Condition and the Maximum Amount Condition (each as described in the Prospectus).  Because the total aggregate principal amount of Old Notes that were validly tendered (and not validly withdrawn) as of 5:00 p.m., New York City time, on October 3, 2024 (the “Expiration Time”) exceeded the Maximum Amount, we did not accept for exchange all such Old Notes and only accepted for exchange those Old Notes as set forth in the table below under the heading “Aggregate Principal Amount Accepted.” All Old Notes validly tendered (and not validly withdrawn) as of the Expiration Time in Acceptance Priority Levels 1 through 8 satisfied the applicable Minimum Size Condition and the Maximum Amount Condition and were accepted for exchange. No Old Notes tendered in Acceptance Priority Levels 9 through 12 were accepted for exchange.

The following table, based on information provided by D.F. King & Co. Inc., the exchange agent and information agent for the Exchange Offers, indicates, among other things, the total aggregate principal amount of Old Notes and the aggregate principal amount of each series of Old Notes validly tendered (and not validly withdrawn) and accepted for exchange in the Exchange Offers.

Series of Old Notes Offered for Exchange	Old CUSIP/ISIN No.	Acceptance Priority Level	Aggregate Principal Amount Outstanding ($MM)	Aggregate Principal Amount Tendered	Aggregate Principal Amount Accepted	New CUSIP/ISIN No.
4.375% Guaranteed Notes due 2045	822582BF8/ US822582BF88	1	$3,000	$2,446,755,000	$2,446,755,000	822905AA3/ US822905AA35
2.750% Guaranteed Notes due 2030	822582CG5/ US822582CG52	2	$1,750	$1,355,391,000	$1,355,391,000	822905AB1/ US822905AB18
4.125% Guaranteed Notes due 2035	822582BE1/ US822582BE14	3	$1,500	$1,192,346,000	$1,192,346,000	822905AC9/ US822905AC90

Series of Old Notes Offered for Exchange	Old CUSIP/ISIN No.	Acceptance Priority Level	Aggregate Principal Amount Outstanding ($MM)	Aggregate Principal Amount Tendered	Aggregate Principal Amount Accepted	New CUSIP/ISIN No.
4.550% Guaranteed Notes due 2043	822582AY8/ US822582AY86	4	$1,250	$960,281,000	$960,281,000	822905AD7/ US822905AD73
4.000% Guaranteed Notes due 2046	822582BQ4/ US822582BQ44	5	$2,250	$1,764,084,000	$1,764,084,000	822905AE5/ US822905AE56
2.375% Guaranteed Notes due 2029	822582CD2/ US822582CD22	6	$1,500	$1,075,279,000	$1,075,279,000	822905AF2/ US822905AF22
3.250% Guaranteed Notes due 2050	822582CH3/ US822582CH36	7	$2,000	$1,664,464,000	$1,664,464,000	822905AG0/ US822905AG05
3.750% Guaranteed Notes due 2046	822582BY7/ US822582BY77	8	$1,250	$1,004,380,000	$1,004,380,000	822905AH8/ US822905AH87
3.125% Guaranteed Notes due 2049	822582CE0/ US822582CE05	9	$1,250	$1,037,100,000	$0	—
3.000% Guaranteed Notes due 2051	822582CL4/ US822582CL48	10	$1,000	$888,919,000	$0	—
2.875% Guaranteed Notes due 2026	822582BT8/ US822582BT82	11	$1,750	$987,472,000	$0	—
2.500% Guaranteed Notes due 2026	822582BX9/ US822582BX94	12	$1,000	$622,831,000	$0	—

Total amount tendered and accepted in the Exchange Offers					$11,462,980,000

Settlement and issuance of the New Notes to be issued in exchange for Old Notes validly tendered (and not validly withdrawn) and accepted for exchange is expected to occur on October 8, 2024.

The dealer managers for the Exchange Offers were:

Deutsche Bank Securities Inc.

1 Columbus Circle
New York, New York 10019
Attention: Liability Management Group
Telephone: (U.S. Toll-Free): +1 (866) 627-0391
Telephone (U.S. Collect): +1 (212) 250-2955
Telephone (London): +44 207 545 8011

Goldman Sachs & Co. LLC

200 West Street
New York, New York 10282
Attention: Liability Management Group
Telephone (U.S. Toll-Free): +1 (800) 828-3182
Telephone (U.S. Collect): +1 (212) 902-6351
Telephone (London): +44 207 774 4836
Email: gs-lm-nyc@ny.email.gs.com

Wells Fargo Securities, LLC

550 South Tryon Street, 5th Floor
Charlotte, North Carolina 28202
Attention: Liability Management Group
Telephone (U.S. Toll-Free): +1 (866) 309-6316
Telephone (U.S. Collect): +1 (704) 410-4235
Telephone (Europe): +33 1 85 14 06 62
Email: liabilitymanagement@wellsfargo.com

The exchange agent and information agent for the Exchange Offers was:

D.F. King & Co., Inc.

48 Wall Street, 22nd Floor
New York, NY 10005
Banks and Brokers call: +1 (212) 269-5550
Toll-free (U.S. only): +1 (877) 783-5524
Email: Shell@dfking.com
By Facsimile (for eligible institutions only): +1 (212) 709-3328
Confirmation: +1 (212) 269-5552
Attention: Michael Horthman
Website: www.dfking.com/shell

This press release is not an offer to sell or a solicitation of an offer to buy any of the securities described herein.  The Exchange Offers were made solely pursuant to the terms and conditions of the Prospectus, which forms a part of the Registration Statement.

This press release shall not constitute an offer to sell or the solicitation of an offer to buy any securities nor will there be any sale of these securities in any state or other jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or other jurisdiction.

Non-U.S. Distribution Restrictions

European Economic Area

The New Notes are not intended to be offered, sold or otherwise made available to and should not be offered, sold or otherwise made available to any retail investor in the European Economic Area (“EEA”). For these purposes, a retail investor means a person who is one (or more) of: (i) a retail client as defined in point (11) of Article 4(1) of Directive 2014/65/EU (as amended, “MiFID II”); or (ii) a customer within the meaning of Directive 2002/92/EC (as amended, the “Insurance Mediation Directive”), where that customer would not qualify as a professional client as defined in point (10) of Article 4(1) of MiFID II; or (iii) not a qualified investor as defined in Directive 2003/71/EC (as amended, the “Prospectus Directive”). Consequently no key information document required by Regulation (EU) No 1286/2014 (as amended, the “PRIIPs Regulation”) for offering or selling the New Notes or otherwise making them available to retail investors in the EEA has been prepared and therefore offering or selling the New Notes or otherwise making them available to any retail investor in the EEA may be unlawful under the PRIIPs Regulation. The Prospectus has been prepared on the basis that any offer of New Notes in any Member State of the EEA will be made pursuant to an exemption under the Prospectus Directive from the requirement to publish a prospectus for offers of New Notes. The Prospectus is not a prospectus for the purposes of the Prospectus Directive.

MiFID II product governance / Professional investors and ECPs only target market—In the EEA and solely for the purposes of the product approval process conducted by any Dealer Manager who is a manufacturer with respect to the New Notes for the purposes of the MiFID II product governance rule under EU Delegated Directive 2017/593 (each, a “manufacturer”), the manufacturers’ target market assessment in respect of the New Notes has led to the conclusion that: (i) the target market for the New Notes is eligible counterparties and professional clients only, each as defined in MiFID II; and (ii) all channels for distribution of the New Notes to eligible counterparties and professional clients are appropriate. Any person subsequently offering, selling or recommending the New Notes (a “distributor”) should take into consideration the manufacturers’ target market assessment; however, a distributor subject to MiFID II is responsible for undertaking its own target market assessment in respect of the New Notes (by either adopting or refining the manufacturers’ target market assessment) and determining appropriate distribution channels.

Belgium

Neither the Prospectus nor any other documents or materials relating to the Exchange Offers have been submitted to or will be submitted for approval or recognition to the Belgian Financial Services and Markets Authority (“Autorité des services et marchés financiers”/”Autoriteit voor Financiële Diensten en Markten”). The Exchange Offers are not being, and may not be, made in Belgium by way of a public offering, as defined in Articles 3, §1, 1° and 6, §1 of the Belgian Law of April 1, 2007 on public takeover bids (“loi relative aux offres publiques d’acquisition”/”wet op de openbare overnamebiedingen”) (the “Belgian Takeover Law”) or as defined in Article 3, §1 of the Belgian Law of June 16, 2006 on the public offer of investment instruments and the admission to trading of investment instruments on a regulated market (“loi relative aux offres publiques d’instruments de placement et aux admissions d’instruments de placement à la négociation sur des marchés réglementés”/”wet op de openbare aanbieding van beleggingsinstrumenten en de toelating van beleggingsinstrumenten tot de verhandeling op een gereglementeerde markt”) (the “Belgian Prospectus Law”), both as amended or replaced from time to time. Accordingly, the Exchange Offers may not be, and are not being, advertised and the Exchange Offers will not be extended, and neither the Prospectus nor any other documents or materials relating to the Exchange Offers (including any memorandum, information circular, brochure or any similar documents) has been or shall be distributed or made available, directly or indirectly, to any person in Belgium other than (i) to persons which are “qualified investors” (“investisseurs qualifiés”/”gekwalificeerde beleggers”) as defined in Article 10, §1 of the Belgian Prospectus Law, acting on their own account, as referred to in Article 6, §3 of the Belgian Takeover Law or (ii) in any other circumstances set out in Article 6, §4 of the Belgian Takeover Law and Article 3, §4 of the Belgian Prospectus Law. The Prospectus has been issued only for the personal use of the above qualified investors and exclusively for the purpose of the Exchange Offers. Accordingly, the information contained in the Prospectus or in any other documents or materials relating to the Exchange Offers may not be used for any other purpose or disclosed or distributed to any other person in Belgium.

France

The Exchange Offers are not being made, directly or indirectly, to the public in the Republic of France. Neither the Prospectus nor any other documents or materials relating to the Exchange Offers have been or shall be distributed to the public in France and only (i) providers of investment services relating to portfolio management for the account of third parties (“personnes fournissant le service d’investissement de gestion de portefeuille pour compte de tiers”) and/or (ii) qualified investors (“investisseurs qualifiés”) other than individuals, in each case acting on their own account and all as defined in, and in accordance with, Articles L.411-1, L.411-2, D.321-1 and D.411-1 of the French Code Monétaire et Financier, are eligible to participate in the Exchange Offers. The Prospectus and any other document or material relating to the Exchange Offers have not been and will not be submitted for clearance to nor approved by the Autorité des marchés financiers.

Italy

None of the Exchange Offers, the Prospectus or any other documents or materials relating to the Exchange Offers or the New Notes have been or will be submitted to the clearance procedure of the Commissione Nazionale per le Società e la Borsa (“CONSOB”). The Exchange Offers are being carried out in the Republic of Italy as exempted offers pursuant to article 101-bis, paragraph 3-bis of the Legislative Decree No. 58 of 24 February 1998, as amended (the “Financial Services Act”) and article 35-bis, paragraph 3, of CONSOB Regulation No. 11971 of 14 May 1999, as amended (the “Issuers’ Regulation”) and, therefore, are intended for, and directed only at, qualified investors (investitori qualificati) (the “Italian Qualified Investors”), as defined pursuant to Article 100, paragraph 1, letter (a) of the Financial Services Act and Article 34-ter, paragraph 1, letter (b) of the Issuers’ Regulation. Accordingly, the Exchange Offers cannot be promoted, nor may copies of any document related thereto or to the New Notes be distributed, mailed or otherwise forwarded, or sent, to the public in Italy, whether by mail or by any means or other instrument (including, without limitation, telephonically or electronically) or any facility of a national securities exchange available in Italy, other than to Italian Qualified Investors. Persons receiving the Prospectus must not forward, distribute or send it in or into or from Italy. Noteholders or beneficial owners of the Old Notes that are resident or located in Italy can offer to exchange the notes pursuant to the Exchange Offers through authorized persons (such as investment firms, banks or financial intermediaries permitted to conduct such activities in Italy in accordance with the Financial Services Act, CONSOB Regulation No. 16190 of 29 October 2007, as amended from time to time, and Legislative Decree No. 385 of 1 September 1993, as amended) and in compliance with applicable laws and regulations or with requirements imposed by CONSOB or any other Italian authority. Each intermediary must comply with the applicable laws and regulations concerning information duties vis-à-vis its clients in connection with the Old Notes, the New Notes, the Exchange Offers or the Prospectus.

United Kingdom

Each dealer manager has further represented and agreed that:

●
it has complied and will comply with all the applicable provisions of the Financial Services and Markets Act 2000 (the “FSMA”) with respect to anything done by it in relation to the New Notes in, from or otherwise involving the United Kingdom (the “U.K.”); and it has only communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of Section 21 of the FSMA) received by it in connection with the issue or sale of any New Notes in circumstances in which Section 21(1) of the FSMA does not apply to Shell Finance US or Shell.

The Prospectus is only being distributed to and is only directed at (i) persons who are outside the U.K. or (ii) investment professionals falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (the “Order”) or (iii) high net worth entities, and other persons to whom it may lawfully be communicated, falling within Article 49(2)(a) to (d) of the Order (all such persons together being referred to as “relevant persons”). The New Notes are only available to, and any invitation, offer or agreement to subscribe, purchase or otherwise acquire the New Notes will be engaged in only with, relevant persons. Any person who is not a relevant person should not act or rely on this document or any of its contents.

Hong Kong

The New Notes may not be offered or sold by means of any document other than (i) in circumstances which do not constitute an offer to the public within the meaning of the Companies Ordinance (Cap.32, Laws of Hong Kong), or (ii) to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap.571, Laws of Hong Kong) and any rules made thereunder, or (iii) in other circumstances which do not result in the document being a “prospectus” within the meaning of the Companies Ordinance (Cap.32, Laws of Hong Kong), and no advertisement, invitation or document relating to the New Notes may be issued or may be in the possession of any person for the purpose of issue (in each case whether in Hong Kong or elsewhere), which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the laws of Hong Kong) other than with respect to New Notes which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap. 571, Laws of Hong Kong) and any rules made thereunder.

Japan

The New Notes have not been and will not be registered under the Financial Instruments and Exchange Law of Japan (the “Financial Instruments and Exchange Law”) and each underwriter has agreed that it will not offer or sell any New Notes, directly or indirectly, in Japan or to, or for the benefit of, any resident of Japan (which term as used herein means any person resident in Japan, including any corporation or other entity organized under the laws of Japan), or to others for re-offering or resale, directly or indirectly, in Japan or to a resident of Japan, except pursuant to an exemption from the registration requirements of, and otherwise in compliance with, the Financial Instruments and Exchange Law and any other applicable laws, regulations and ministerial guidelines of Japan.

Singapore

The Prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, and if the Issuer has not notified the dealer(s) on the classification of the New Notes under and pursuant to Section 309(B)(1) of the Securities and Futures Act, Chapter 289 Singapore (the “SFA”), the Prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the New Notes may not be circulated or distributed, nor may the New Notes be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor under Section 274 of Chapter 289 of the SFA, (ii) to a relevant person, or any person pursuant to Section 275(1A), and in accordance with the conditions, specified in Section 275 of the SFA or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.

Where the New Notes are subscribed or purchased under Section 275 of the SFA by a relevant person which is: (a) a corporation (which is not an accredited investor) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or (b) a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary is an accredited investor, shares, debentures and units of shares and debentures of that corporation or the beneficiaries’ rights and interest in that trust shall not be transferable for six months after that corporation or that trust has acquired the New Notes under Section 275 except: (1) to an institutional investor under Section 274 of the SFA or to a relevant person, or any person pursuant to Section 275(1A), and in accordance with the conditions, specified in Section 275 of the SFA; (2) where no consideration is given for the transfer; or (3) by operation of law.

Singapore Securities and Futures Act Product Classification—Solely for the purposes of its obligations pursuant to sections 309B(1)(a) and 309B(1)(c) of the SFA, the Issuer has determined, and hereby notifies all relevant persons (as defined in Section 309A of the SFA) that the New Notes are “prescribed capital markets products” (as defined in the Securities and Futures (Capital Markets Products) Regulations 2018) and Excluded Investment Products (as defined in MAS Notice SFA 04-N12: Notice on the Sale of Investment Products and MAS Notice FAA-N16: Notice on Recommendations on Investment Products).

Contacts:

Media: International +44 (0) 207 934 5550; USA +1 832 337 4355

Cautionary Statement

The companies in which Shell plc directly and indirectly owns investments are separate legal entities. In this press release, “Shell” refers to Shell plc; “Shell Group” refers to Shell and its subsidiaries; “Shell Finance US” or “Issuer” refers to Shell Finance US Inc.; “Shell International Finance” refers to Shell International Finance B.V.; the terms “we,” “us,” and “our” refer to Shell or the Shell Group, as the context may require.

This press release contains certain forward-looking statements. Forward-looking statements are statements of future expectations that are based on management’s current expectations and assumptions and involve known and unknown risks and uncertainties that could cause actual results, performance or events to differ materially from those expressed or implied in these statements. Forward-looking statements include, among other things, statements concerning the potential exposure of the Shell Group to market risks and statements expressing management’s expectations, beliefs, estimates, forecasts, projections and assumptions. These forward-looking statements are identified by their use of terms and phrases such as “aim”; “ambition”; ‘‘anticipate’’; ‘‘believe’’; “commit”; “commitment”; ‘‘could’’; ‘‘estimate’’; ‘‘expect’’; ‘‘goals’’; ‘‘intend’’; ‘‘may’’; “milestones”; ‘‘objectives’’; ‘‘outlook’’; ‘‘plan’’; ‘‘probably’’; ‘‘project’’; ‘‘risks’’; “schedule”; ‘‘seek’’; ‘‘should’’; ‘‘target’’; ‘‘will’’; “would” and similar terms and phrases. There are a number of factors that could affect the future operations of the Shell Group and could cause those results to differ materially from those expressed in the forward-looking statements included in this press release (without limitation):

●	price fluctuations in crude oil and natural gas;

●	changes in demand for the Shell Group’s products;

●	currency fluctuations;

●	drilling and production results;

●	reserves estimates;

●	loss of market share and industry competition;

●	environmental and physical risks;

●	risks associated with the identification of suitable potential acquisition properties and targets, and successful negotiation and completion of such transactions;

●	the risk of doing business in developing countries and countries subject to international sanctions;

●	legislative, judicial, fiscal and regulatory developments including regulatory measures addressing climate change;

●	economic and financial market conditions in various countries and regions;

●
political risks, including the risks of expropriation and renegotiation of the terms of contracts with governmental entities, delays or advancements in the approval of projects and delays in the reimbursement for shared costs;

●	risks associated with the impact of pandemics, such as the COVID-19 (coronavirus) outbreak, regional conflicts, such as the Russia-Ukraine war, and a significant cybersecurity breach; and

●	changes in trading conditions.

All forward-looking statements contained in this press release are expressly qualified in their entirety by the cautionary statements contained or referred to in this section. Readers should not place undue reliance on forward-looking statements. Additional risk factors that may affect future results are contained in Shell’s Form 20-F for the year ended December 31, 2023 (available at www.shell.com/investors/news-and-filings/sec-filings.html and www.sec.gov).

These risk factors also expressly qualify all forward-looking statements contained in this press release and should be considered by the reader. Each forward-looking statement speaks only as of the date of this press release, October 4, 2024. Neither Shell nor any of its subsidiaries undertake any obligation to publicly update or revise any forward-looking statement as a result of new information, future events or other information. In light of these risks, results could differ materially from those stated, implied or inferred from the forward-looking statements contained in this press release.

The contents of websites referred to in this press release do not form part of this content.

Readers are urged to consider closely the disclosure in our Form 20-F, File No 1-32575, available on the SEC website www.sec.gov.